CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated March 1, 2024, and each included in Post-Effective Amendment No. 44 to the Registration Statement (Form N-1A, File No. 333-62166) of Pioneer Series Trust VII (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 22, 2023, with respect to the financial statements and financial highlights of Pioneer CAT Bond Fund (one of the funds constituting Pioneer Series Trust VII) included in the Annual Report to Shareholders (Form N-CSR) for the period ended October 31, 2023, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 27, 2024